FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of January, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

SUEZ

Paris, January 29, 2002

Press release

Continued strong revenue growth in 2001: + 22.4%

- **Total revenues:** **+ 22.4% (EUR 42.4 billion)**
- **Organic growth:** **+ 7.1% (+ 16.3% including Energy trading activity)**
- **International growth:** **+ 37.7%**

The group's total revenues at December 31, 2001 rose to EUR 42.4 billion, a gain of 22.4% compared with the same period in 2000. Fourth quarter revenues rose 13.7%.

This solid performance illustrates the Group's capacity to generate strong, recurring growth in the face of economic cross-currents. The Group's growth drivers remain intact: demographic and economic expansion, environmental challenges, delegated management, industrial outsourcing, and deregulation. Also reflected in the Group's strong performance is its capacity to take advantage of prominent market positions in its three global businesses, not only internationally but also in its domestic markets where organic growth is sustained.

v **Organic growth:** excluding exchange-rate fluctuations and changes in group structure, organic growth rose +7.1%. This figure is considerably higher than the rate of growth of the economies of countries where SUEZ is present, thus confirming the structurally strong potential of the sectors where the Group is active. Including trading activities, organic growth was + 16.3%.

v **Growth through acquisitions** came to + 6.7%. Changes in Group structure (EUR 2,334.9 million) reflect recent acquisitions, mainly in Energy. These included Electrabel Nederland (formerly EPON, in the Netherlands), Energie Saarlorlux (Germany), Tractebel LNG North America (formerly Cabot LNG in the US), the Sithe Energie subsidiaries (Thailand), and the entry of Sulzer Infra and GTI into Groupe Fabricom. Other acquisitions were in Waste Services with SITA Australia and SITA Sverige (Sweden), and in water treatment with Nalco's acquisition of Exxon's investment in ONES (formerly NEEC).

v **Internationalization:** revenues generated outside France and Belgium (EUR 23.1 billion) grew 37.7%, representing 54.6% of the total compared with 48.5% for the same period in 2000.

REVENUE CONTRIBUTION BY BUSINESS ACTIVITY

Gross Change	Net Change (1)	(in millions)	12/31/01 EUR	% International	12/31/00 EUR	% International
34.7%	8.5% (2)	Energy	26 373.9	47.0%	19 585.8	35.4%
7.8%	4.1%	Water	10 087.7	73.7%	9 357.7	72.5%
5.1%	6.3%	Waste Services	5 286.6	62.5%	5 028.1	61.1%
2.9%	15.6%	Communications	611.0	-	593.7	-
NS	NS	Others	-	-	51.7	-
22.4%	7.1% (2)	**TOTAL**	**42 359.2**	**54.6%**	**34 617.0**	**48.5%**

1. I.e. organic growth on constant consolidation scope, accounting method, and exchange rate bases, excluding energy trading.

2. Including EGE trading (+ EUR 3.188 billion), organic energy growth reached 24.8% and for the Group as a whole reached 16.3%.

GROUP REVENUE TREND BY BUSINESS

■ **Energy (Tractebel) + 34.7%**

Overall, Energy revenues increased 34.7%, with organic growth accounting for an + 8.5% increase (excluding trading activity), despite the 4th quarter's decrease in natural gas prices.

1. Revenues of Electricity and Gas in Europe (EGE) increased 41.6%, and + 8.5% on a constant consolidation scope and exchange rate basis, excluding energy trading.

- *In Electricity,* revenues were substantially stable. Deregulation in the European markets led to revenue transfers between sales via public distribution and sales to direct industrial customers. The effect of decisions lowering rates for public distribution of electricity was offset by the impact on rates of higher raw materials prices.
- *In Gas,* revenues increased EUR 706 million, with a price increase of + 27% and stable in volumes.
- The level of *trading activities* (+ EUR 3 188 million) confirms Electrabel's position as a major player in Europe and fulfills its role as part of the Group's global energy offering.

2. **Revenues of Electricity and Gas International (EGI)** reached 42%, thanks to:

- organic growth of 16.7% due to excellent performances by Tractebel's international operations, particularly in Latin America (Gerasul, Brazil, + EUR 261 million) and in Asia (Hanjin City Gas, Korea, + EUR 53 million).

- the first-time consolidation of Tractebel LNG (+ EUR 555 million, consolidated starting October 1, 2000) and of the Sithe Energic subsidiaries in Thailand (+ EUR 349 million, consolidated from November 1, 2000).

3. **The growth in Energy and Industrial Services** (+ 21.9%) is accounted for mainly by Elyo's strong organic growth (+ EUR 236 million), both in the United States and Europe and, to a lesser degree, that of Groupe Fabricom (+ EUR 94 million). Organic growth in Energy Services came to 5.6%. Changes in Group consolidation scope amounted to EUR 1 115.7 million and essentially concern Sulzer Infra (EUR 482 million over five months) et GTI (EUR 386 million over four months).

(in millions)	12/31/01 Euros	12/31/00 Euros	*Gross change in %*
Electricité et Gaz en Europe (EGE)	14 423.9	10 183.5	*41.6%*
Electricité et Gaz International (EGI)	3 469.0	2 442.2	*42.0%*
Energy and Industrial Services	8 481.0	6 960.1	*21.9%*
	26 373.9	**19 585.8**	***34.7%***

- **Water (Ondeo)** **+ 7.8%**

Overall, Water revenues increased + 7.8%, including + 4.1% via organic growth.

1. **Water management (Ondeo Services)** advanced 6.3%.

- International water revenues rose 7.4%, of which + 5.7% was organic due mainly to excellent results in Spain and in Latin America, thanks to the startup of plants in Chile and Colombia.

- In France, against the background of a slight increase in volumes, internally-generated growth grew 4.4%, largely related to the development of wastewater activities and services to industrial customers.

2. **Chemical water treatment activity (Ondeo Nalco)**, mainly serving industrial customers, rose 12%. Despite the economic slowdown in the US, organic growth rose + 2%, thanks in particular to the "industrial energy services" division (petroleum and petrochemicals) where Nalco strengthened its leadership positions with the June 2001 acquisition of the remaining equity in ONES (water treatment and chemical processes for the petroleum industry).

3. **Water engineering (Ondeo Degrémont)** recorded growth of + 5.3% due mainly to the European municipal authority market. A high level of orders were recorded in 2001 (+ EUR 968 million), which will generate a significant increase in 2002 revenues.

(in millions)	12/31/01 EUR	12/31/00 EUR	*Gross change in %*
Ondeo Services	6 230.6	5 863.3	*6.3%*
International	*3 932.1*	*3 660.6*	*7.4%*
France	*2 298.5*	*2 202.7*	*4.3%*
Ondeo Nalco	2 946.1	2 629.3	*12.0%*
Ondeo Degrémont and others	911.0	865.1	*5.3%*
	10 087.7	**9 357.7**	***7.8%***

- **WASTE SERVICES (SITA) + 5.1%**

Excluding changes in consolidation scope and exchange rate fluctuations, Waste Services revenues advanced 6.3%. Performances in Europe were particularly satisfactory in Spain and the Netherlands. In France and Belgium organic growth was up 5.5%, on a constant consolidation scope. First time consolidations were mainly from acquisitions in Australia and Scandinavia, which were offset by the French group SEN (Société Européenne de Nettoyage)'s transfer to equity method accounting.

(in millions)	12/31/01 EUR	12/31/00 EUR	*Gross change in %*
France – Belgium	2 016,0	2 013,7	*0,1%**
The rest of Europe	2 767,2	2 576,9	*7,4 %*
The rest of the world	503,4	437,5	*15,1%*
	5 286,6	**5 028,1**	***5,1%***

*On a constant consolidation scope, organic growth was up 5.5%.

- **COMMUNICATIONS**

On a constant consolidation scope, Communications Division revenues rose 15.6 %. (1)

Revenues from communication subsidiaries on a 100 % basis totaled EUR 1,676 million, for an increase of 16%;

- Cable operations (Noos, Coditel) grew by 17.3%, thanks to its TV/Internet offering.
- M6's revenue increase (+ 13.8%) is tied to increased advertising revenues (+ 2.6%) and to increases from new business activities (+ 43.3%).
- TPS revenues rose 18.8 % on an increased number of subscribers.

Revenues of Communications subsidiaries on a 100 % basis (in EUR millions)

(in millions)	12/31/01 EUR	12/31/00 EUR	*Gross change in %*
NOOS *(1)*, Coditel	373.4	318.2	*17.3%*
M6 *(2)*	845.3	742.5	*13.8%*
TPS *(3)*	457.3	384.8	*18.8%*
	1 676	**1 445.5**	***15.9%***

1. *Formerly fully-consolidated, Noos is accounted for by the 50% proportional method as of May 1, 2001.*
2. *M6 is accounted for by the proportional method.*
3. *TPS is accounted for under the equity method.*

REVENUE BREAKDOWN BY GEOGRAPHIC ZONE

The geographic revenue breakdown is as follows:

In millions of Euros	12/31/01	12/31/00	Change
France	**8 985.7**	8 688.4	+ 3.4%
Belgium	**10 237.5**	9 131.2	+ 12.1%
France-Belgium sub-total	**19 223.2**	17 819.6	+ 7.9%
United Kingdom	**5 202.2**	2 597.2	+100.3%
Other European Union	**6 920.4**	5 180.0	+ 33.6%
Other European countries	**910.9**	620.5	+ 46.8%
North America	**4 301.7**	3 400.8	+ 26.5%
South America	**3 055.5**	2 752.4	+ 11.0%
Asia-Pacific	**2 093.1**	1 623.1	+ 29.0%
Africa	**652.2**	623.4	+ 4.6%
International sub-total	***23 136.0***	*16 797.4*	*+ 37.7%*
TOTAL	**42 359.2**	**34 617.0**	**+ 22.4%**

The principal changes in consolidation scope involved:

- European Union: Energie Saarlorlux, Sulzer Infra, SITA Sverige, GTI, and Electrabel Nederland
- North America: Tractebel LNG and ONES
- Asia – Pacific: Sithe Energie

The sharp rise in UK revenues was principally due to the increase in energy trading activities.

The exchange rate effect was not significant (a EUR 242 million negative impact, mainly related to Brazil).

REVENUE BREAKDOWN BY QUARTER

(in EUR millions)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Cumulative
2001	10 546.4	10 068.0	9 954.3	11 790.5	42 359.2
2000	7 921.3	8 332.2	7 994.5	10 369.0	34 617.0
Change in %	33.1%	20.8%	24.5%	13.7%	22.4%

Press Contact:
Antoine Lenoir : (331) 4006 6650

Financial analyst contact:
Frédéric Michelland: (331) 4006 6635

This release is also available on Internet: http://www.suez.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : January 29, 2002

By: Senior Vice President General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.